FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

January 14, 2009

Item 3: News Release:

A news release dated and issued on January 14, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Financing Update

Item 5: Full Description of Material Change:

January 14, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to provide an update on it efforts to secure additional financing for the repayment of its US $4 million in bridge loans, and to provide additional working capital for the Company.

Freegold has recently received terms from a private European lender for a secured line of credit of up to US $10 million for a maximum maturity of 3 years.  Terms under this facility include interest that will be paid annually on each anniversary of the closing, based on the average US Dollar 3-month Libor rate during the period + 2% per annum.  The facility is to be collateralized by a first priority pledge of the shares in Freegold's wholly owned US subsidiaries and a general security agreement against the personal property of the Company (including a second charge against the processing and private property assets currently collateralizing an equipment loan at Golden Summit).  Funds drawn under the line of credit may be repaid at any time, and no upfront fees or conversion rights are being paid or granted to the lender.  Upon the Company receiving advances totaling a minimum of US $7.5 million, the lender will receive 750,000 warrants to purchase Freegold common shares for a period of two years from the date of grant at a price of $0.30 per share.  A finder’s fee, payable in cash and equal to 4% of the amounts drawn under the line of credit, will be paid to an arm’s length party in connection with this financing.

Funds drawn under this facility will be used to repay in full the Company’s US $4 million in bridge debt.  Closing of this facility is expected to occur within the next three weeks, and in consideration of this timing, the bridge lenders have agreed to extend the maturity of their loans to February 10, 2009.   As consideration of this extension, the exercise price of the 350,000 warrants each lender received at the time the bridge loans were advanced will be reduced from $0.66 and $0.55 respectively to $0.30, and the Company will issue each lender an additional 250,000 common shares.  Pursuant to the policies of the TSX, the re-priced warrants may not be exercised for a period of ten business days.  The other terms and conditions of the bridge loans will remain unchanged.

Freegold also announces that Robert Jackson, President of Tiomin Resources Inc., one of Freegold’s bridge lenders, is also stepping down from the board effective immediately.  We would like to thank Robert for his service to the Company and wish him the best in his future endeavours.

Commenting on the financing, Freegold President and CEO, Steve Manz, said "We are very pleased to have been able to obtain terms for a facility of this size and term during these difficult market conditions.  We have always been sensitive to the issue of equity dilution.  Our last equity financing closed in June 2007, and should we be successful in closing this new line of credit, we would continue to avoid the issuance of a large numbers of shares at low share prices to provide the Company with additional working capital.  Closing of this facility would allow full repayment of the two bridge loans on a more favourable and longer term basis, and the Company would remain well positioned to continue to add value to its advanced Alaska and Idaho projects.  Following completion of the financing, work over the coming months would involve low cost analysis and modeling of the extensive programs undertaken this year on our four projects, after which we would evaluate the best manner to move the projects forward and add to our overall gold resource base.“

The transactions described herein are subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of January 2009